Exhibit 99.3

Cellect Biotechnology Provides Corporate Update and Reports Second Quarter
2018 Financial Results

Tel Aviv, Israel August 9, 2018 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the second quarter ended June 30, 2018.

“During the second quarter, we continued to enroll and treat patients in the Phase I/II clinical trial of Cellect’s ApoGraft™ to evaluate the technology’s safety, tolerability and efficacy in functionally selecting donor derived mobilized peripheral blood cells and subsequent transplantation into patients with hematological malignancies in an allogeneic hematopoietic stem cell transplantation. In this open label trial, we were very pleased to report, in January of 2018, a 100% acceptance and zero related adverse events for the first group of three patients after a one month follow-up,” stated Dr. Shai Yarkoni, Cellect’s Chief Executive Officer.”

“Looking ahead to expand near term opportunities for Cellect, the Company recently decided to explore the development and establishment of biobanking business opportunities. We believe our platform ApoGraft™ technology has the potential to add significant value in this space,” Dr. Yarkoni added.

During the second quarter, Cellect accomplished the following: -

●	Successfully completed proof of concept testing of the ApoTainer™ using Cellect’s FasL-coated magnetic beads for maximizing efficacy and scalability of stem cell-based product manufacturing.

●	Opened a U.S. center of operations led by Andrew Sabatier, formerly the US Sales and Market Development Leader for GE Cell Therapy. Sabatier is heading up commercialization of Cellect ApoGraft™ technology, as well as new business development.

Recent Corporate Highlights:

●	Signed a collaboration and material transfer agreement with the denovoMATRIX group of the Technische Universität Dresden (TU Dresden), a leading center for stem cell research in Germany.

●	Entered into a strategic manufacturing and supply agreement with Swiss Biotech Center (SBC) to secure production of FasL protein - Cellect’s main active ingredient in ApoGraft™ and the ApoTainerTM for planned clinical trials in the U.S.

Second Quarter 2018 Financial Results:

●	Research and development (R&D) expenses for the second quarter of 2018 were $0.68 million, compared to $0.78 million in the first quarter of 2018 and $0.66 million in the second quarter of 2017. The decrease in the second quarter of 2018 as compared to the first quarter of 2018 was primarily due to a decrease in share-based compensation.

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●	General and administrative (G&A) expenses for the second quarter of 2018 were $0.99 million, compared to $0.95 million in the first quarter of 2018 and $0.96 million in the second quarter of 2017. The slight increase in the second quarter of 2018 as compared to the first quarter of 2018was primarily due to an increase in business development expenses.

●	Financial income for the second quarter of 2018 was $0.03 million, compared to financial income of $0.75 million in the first quarter of 2018. The decrease was primarily due to changes related to fair value of the tradable and non-tradable warrants issued in prior fundraising.

●	Net loss for the second quarter of 2018 was $1.6 million, or $0.013 per share and $0.25 per ADS, compared to $0.98 million, or $0.008 per share and $0.15 per ADS, in the first quarter of 2018, and $1.3 million, or $0.011 per share and $0.23 per ADS, in the second quarter of 2017.

Balance Sheet Highlights:

●	Cash and cash equivalents, marketable securities and short-term deposits totaled $8.2 million as of June 30, 2018, compared to $9.5 million on March 31, 2018, and $7.6 million on December 31, 2017. The change in the cash and cash equivalents was primarily due to net proceeds of $3.5 million from a registered direct offering completed in January 2018, offset by cash used in operations during the period.

●	Shareholders’ equity totaled $6.1 million as of June 30, 2018, compared to $7.4 million on March 31, 2018, and $5.2 million on December 31, 2017.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2018 (U.S. $1 = NIS 3.65).

The Company’s consolidated financial results for the three and six months ended June 30, 2018 are presented in accordance with International Financial Reporting Standards.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444

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Cellect Biotechnology Ltd

Consolidated Statement of Operations

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2018	2018	2017	2018	2017
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	1,465	5,348	5,227	2,491	2,405

General and administrative expenses	1,938	7,072	6,046	3,620	3,497

Operating loss	3,403	12,420	11,273	6,111	5,902

Financial expenses (income) due to warrants exercisable into shares	(443)	(1,615)	5,312	609	(1,461)

Other financial expenses (income), net	(340)	(1,241)	468	(731)	161

Total comprehensive loss	2,620	9,564	17,053	5,989	4,602

Loss per share:

Basic and diluted loss per share	0.020	0.074	0.158	0.046	0.042
Basic and diluted loss per ADS	0.41	1.48	3.16	0.92	0.84

Weighted average number of shares outstanding used to compute basic and diluted loss per share	128,600,812	128,600,812	108,034,218	130,192,799	108,462,728

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Cellect Biotechnology Ltd

Consolidated Balance Sheet Data

	Convenience
	translation
	June 30,	June 30,	December 31,
	2018	2018	2017
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5,706	20,829	13,734
Short term deposits	1,000	3,650	-
Marketable securities	1,507	5,501	13,999
Other receivables	254	926	818

	8,467	30,906	28,551
NON-CURRENT ASSETS:
Restricted cash	91	333	305
Other long-term assets	42	152	173
Property, plant and equipment, net	376	1,371	1,344

	509	1,856	1,822

	8,976	32,762	30,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	308	1,124	1,703
Other payables	513	1,872	2,396
	821	2,996	4,099
NON-CURRENT LIABILITIES:
Warrants to ADS	2,095	7,647	7,422

EQUITY:
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2017 and June 30 2018; Issued and outstanding: 120,185,659*) and 130,192,799*) shares as of December 31, 2017 and June 30, 2018, respectively.	-	-	-
Additional Paid In Capital	25,931	94,648	82,839
Share-based payments	2,850	10,403	9,381
Treasury shares	(2,582)	(9,425)	(9,425)
Accumulated deficit	(20,139)	(73,507)	(63,943)

	6,060	22,119	18,852

	8,976	32,762	30,373

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2018	2018	2017	2018	2017
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(2,620)	(9,564)	(17,053)	(5,989)	(4,602)

Adjustments to reconcile net loss to net cash used in operating activities:
Net financing expenses	(229)	(837)	533	(314)	200
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	(40)	(148)	289	(148)	113
Depreciation	59	215	184	110	94
Changes in fair value of traded and not traded warrants to ADS	(517)	(1,888)	5,313	608	(1,460)
Share-based payment	598	2,184	2,444	937	1,597
Decrease (increase) in other receivables	(24)	(87)	236	(150)	280
Increase (decrease) in other payables	(306)	(1,115)	(629)	(204)	263
Interest received	(4)	(15)		(15)
Net cash used in operating activities	(3,083)	(11,255)	(8,683)	(5,165)	(3,515)

Cash flows from investing activities:
Short term deposits, net	(960)	(3,503)	1,510	(3,503)	-
Restricted deposit, net	(7)	(28)	(165)	135	(165)
Sales of marketable securities measured at fair value through profit and loss	2,328	8,498	4,991	3,998	2,183
Purchase of property, plant and equipment	(63)	(228)	(116)	(88)	(47)
Net cash provided by investing activities	1,298	4,739	6,220	542	1,971

Cash flows from financing activities:
Exercise of warrants and stock options into shares	109	399	1,066	-	423
Issue of share capital and warrants, net of issue costs	3,386	12,360	-	(5)	-
Net cash provided (used) by financing activities	3,495	12,759	1,066	(5)	423
Exchange differences on balances of cash and cash equivalents	233	852	(533)	329	(200)
Increase (decrease) in cash and cash equivalents	1,943	7,095	(1,930)	(4,299)	(1,321)
Balance of cash and cash equivalents at the beginning of the period	3,763	13,734	6,279	25,128	5,670
Balance of cash and cash equivalents at the end of the period	5,706	20,829	4,349	20,829	4,349

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